Management's Discussion and Analysis of Financial Condition and
Results of Operations of Grand Peak Capital Corp. (formerly, Black Mountain Capital Corporation) as at February 15, 2008

 The following discussion and analysis of the financial condition and results of operations of Grand Peak Capital Corp. (formerly, Black Mountain Capital Corporation) (the "Company") for the nine months ended September 30, 2007 and the fiscal years ended December 31, 2006 and 2005 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. During fiscal year 2007, the Company changed its financial year end from December 31 to September 30.  As such, the discussion pertaining to the fiscal year 2007 results herein is in reference to the nine month period ended September 30, 2007, and the comparative periods presented will reflect the fiscal years ended December 31, 2006 and 2005.  The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are expressed in U.S. dollars.  Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles (“U.S. GAAP”) to the Company's financial information.  For a reconciliation of the Company's financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. Certain reclassifications may have been made to the prior period’s financial statements to conform to the current period's presentation.

Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  The Company does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian GAAP.  Additional information is presented to show the difference which would result from the application of U.S. GAAP to the Company's financial information.  The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements.

Canadian GAAP

	9 Months Ended Sept 30,	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands, other than per share amounts)
Revenues	$29	$31	$52	$61	$76

Net Income (loss) operations	(106)	(77)	(300)	(1,829)	(518)
Net Income (loss) per share
Basic	(0.01)	(0.01)	(0.05)	(0.31)	(0.09)
Fully diluted	(0.01)	(0.01)	(0.05)	(0.31)	(0.09)
Total assets	1,180	448	149	797	2,108
Net assets	566	38	(361)	(49)	2,039
Debt	615	411	510	847	69
Shareholders' equity	565	38	(361)	(49)	2,039
Capital stock	3,279	2,649	3,456	3,456	3,456
Dividends	–	–	–	269	–
Weighted average common stock outstanding, fully diluted (in thousands of shares)	13,700	7,940	5,934	5,934	5,934

U.S. GAAP

9 Months Ended Sept 30,	Year Ended December 31,
2007	2006	2005	2004	2003
(in thousands, other than per share amounts)
Revenues	$29	$31	$52	$61	$76

Net Income (loss)	(106)	(77)	(389)	(1,848)	(317)
Net income (loss) per share
Basic	(0.01)	(0.06)	(0.065)	(0.311)	(0.053)
Fully diluted	(0.01)	(0.06)	(0.065)	(0.311)	(0.053)
Total assets	1,180	448	551	1,101	2,109
Net assets	566	448	41	254	2,040
Debt	615	411	510	847	69
Shareholders' equity	565	38	41	254	2,040
Capital stock	3,279	2,649	3,456	3,456	3,456
Dividends	–	–	–	269	–
Weighted average common stock outstanding, fully diluted (in thousands of shares)	13,700	7,940	5,934	5,934	5,934

The following selected financial data for the past seven business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(in thousands, other than per share amounts)
Revenues	$29	$14	$2	$89	$(73)	$6	$9

Net income (loss)	(106)	37	(14)	(34)	(59)	(13)	29
Net income (loss) per share
Basic	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005
Fully diluted	(0.01)	(0.003)	(0.002)	(0.005)	(0.008)	(0.002)	0.005
Total assets	1,180	625	441	448	160	305	132
Net assets	566	465	30	38	(253)	(191)	(332)
Debt	615	400	411	411	412	499	464
Shareholders' equity (deficit)	565	225	30	38	(253)	(191)	(332)
Capital stock	3,279	2,899	3,456	2,649	3,631	3,631	3,456
Dividends	–	–	–	–	–	–	–
Weighted average common stock outstanding, fully diluted shares	13,700	11,033	7,940	7,940	7,069	6,376	5,934

Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "accumulated other comprehensive income".

Expenses decreased to $135,724 in fiscal 2007 compared to $136,139 in fiscal 2006 and $220,130 in fiscal 2005.  For the period ended September 30, 2007, expenses consisted mainly of professional fees of $83,089, consulting fees of $2,645, bank charges and interest of $24,675 and regulatory, transfer agent and shareholder communication fees of $23,467.

Other income before other items includes interest and royalty income of $29,386 for fiscal 2007 compared to revenues of $31,820 and $51,865, respectively for the fiscal years ending December 31, 2006 and 2005.

The Company reported a net loss of $106,337 in fiscal 2007 compared to a net loss of $76,866 in fiscal 2006 and a net loss of $300,279 in fiscal 2005.  Basic and diluted loss per common share was $0.01 in 2007 compared to losses of $0.01 and $0.05 in fiscal 2006 and 2005, respectively.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

In May, 2007, the Company, through a wholly-owned subsidiary, exercised its previously announced option to acquire a 100% interest in two prospective nickel properties in the Abitibi region of Quebec.  The two properties include 75 claims that cover approximately 3,200 acres of terrain in a region with two significant nickel deposits and one past-producing mine.  The Company has completed the first stage of a preliminary exploration program on the properties and intends to continue its exploration program into 2008.

The Company has also entered into an option agreement through a wholly-owned subsidiary to acquire a 100% interest in a third party property in the same area of Quebec.  The Company has concentrated its efforts of due diligence on this property and will continue its phase one work program to identify potential drilling targets.

Inflation

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

The Company's operations are conducted in both Canada and the US and its consolidated financial results are therefore subject to currency exchange rate fluctuations.  The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar.  Under this method all resulting exchange differences are reported as a separate component of shareholders’ equity under accumulated other comprehensive income.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations.  The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Liquidity and Capital Resources

The Company's principal assets consist of cash. The Company's principal sources of funds are its available cash resources, bank financing and public financing. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At September 30, 2007, the Company's readily available cash increased to $756,652 compared to $466,112 at December 31, 2006. Total current assets at September 30, 2007 increased to $898,791 from $448,452 at December 31, 2006.

Operating activities used cash of $50,923 in fiscal 2007 compared to $56,996 and $740,718 during fiscal 2006 and 2005, respectively, predominately from the net loss incurred during the year.  Investing activities reduced cash in the amount of $374,235 from the purchase of short term investments and marketable securities during fiscal 2007 compared to investing activities generating cash of $13,452 in fiscal 2006 and investing activities generating cash of $84,929 in fiscal 2005.  Financing activities generated cash of $630,000 from the issuance of common shares in fiscal 2007 compared to $487,000 in fiscal 2006.  Financing activities provided no cash in fiscal 2005.

Financial Position

Total assets of the Company at September 30, 2007 increased to $1,180,193 compared to $448,452 at December 31, 2006, predominately from public financings.   The Company's liabilities increased to $614,998 as of September 30, 2007 compared to $410,912 as of December 31, 2006 due largely to the payment of accounts payable and accrued liabilities during the year.  The Company reported loans payable of $404,000 as of September 30, 2007.

Shareholders' Equity

Shareholders' equity as at September 30, 2007 was $565,054 compared to $37,540 as at December 31, 2006.  The Company had 17,333,514 shares issued and outstanding and a weighted average number of common shares outstanding of 13,700,181 as at September 30, 2007.

Disclosure Controls and Procedure and Internal Controls

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedure are designed to provide reasonable assurance that all relevant information is fathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the year covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, as appropriate, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the year covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109-Certification of Disclosure in Issuers' Annual and interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

There have been no changes in the Company's internal controls over financial reporting that occurred during the third quarter of 2007, the most recent interim period, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Subsequent Events

In November, 2007, the Company entered into an option agreement with Bedford Resource Partners to acquire an iron ore exploration project in Northern Quebec.  The option was completed for an acquisition cost of $10,000 CDN to acquire up to a 90% interest ownership of the property.  For the Company to acquire the 90% interest, it must make additional payments totaling $36,000 over the next 3 years and bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

Effective November 20, 2007, the Company consolidated (the "Consolidation") all of the issued and outstanding common shares (the "Shares") of the Company at a ratio of five currently issued and outstanding Shares for one new Share, so that the 17,333,514 Shares without par value issued and outstanding were consolidated into approximately 3,466,702 Shares without par value.  Any fractional Share(s) resulting from the Consolidation were rounded down to the nearest whole number.  In conjunction with the Consolidation, the Company changed its name to "Grand Peak Capital Corp."  The new trading symbol for the Shares following the effective date is "GPK.U" on the TSX Venture Exchange and "GPKUF" on the OTCBB.

On December 17, 2007, the Company completed a non-brokered private placement for 5,000,000 units (each, a “Unit") for a price of US$0.21 per Unit.  Each Unit consists of one common share of the Company and one share purchase warrant (a "Warrant").  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.28 for a term of two years from the date of issue of such Warrant. The Company raised in aggregate US$1,050,000 from the sale of the Units.

The Company, in the normal course of its business, continues to make investments in various publicly traded companies, real estate projects and other promising ventures.

Additional Information

Additional Information relating to the Company is available on SEDAR at www.sedar.com.

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